UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-43184

PayPay Corporation

(Translation of registrant’s name into English)

Yotsuya Tower, 1-6-1 Yotsuya
Shinjuku-ku

Tokyo 160-0004 Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Exhibit Index

Exhibit 99.1 — English translation of excerpts of the "Semi-Annual Securities Report (Hanki Houkokusho)" filed with the Director-General of the Kanto Local Finance Bureau in Japan on November 13, 2026

Exhibit 99.2 — Condensed Consolidated Financial Statements as of and for the six months ended September 30, 2026 (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 13, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2026

PayPay Corporation

By:	/s/ Wataru Kagechika
Name:	Wataru Kagechika
Title:	Managing Corporate Officer and CFO